Exhibit 99.1

TSMC Joins ASML’s Customer Co-Investment Program for Innovation

VELDHOVEN, the Netherlands, August 5, 2012 - ASML Holding NV announces today that TSMC has joined its Customer Co-Investment Program for innovation, committing to invest EUR 276 million in research and development of next generation lithography technologies, which include Extreme Ultraviolet (EUV) lithography technology and 450-millimeter lithography tools, over the next five years as well as EUR 838 million in a 5 percent ASML equity stake.

The objective of the Co-Investment Program, which was announced on July 9, 2012, is to accelerate ASML’s development of EUV technology beyond this current generation and ASML’s development of future 450 mm silicon wafer technology, both due in the second half of this decade.

“One of the biggest challenges facing IC scaling today is how to effectively control the escalating wafer manufacturing cost,” said Shang-yi Chiang, TSMC executive vice president and co-chief operating officer. “We are confident that the additional funding for ASML’s research and development programs will help secure and accelerate EUV development activities, in parallel with the necessary focus on improved performance of existing optical lithography tools and speed up the deployment of new technologies for 450 millimeter wafers. This effort will help the industry control wafer cost, and therefore protect the economic viability of Moore’s Law.”

“We welcome TSMC to our Customer Co-Investment Program. The objective of the Co-Investment program is to secure and accelerate key lithography technologies. These technologies will benefit the entire industry and are not restricted to our Co-Investment partners,” said Eric Meurice, Chief Executive Officer of ASML.

As part of ASML’s Customer Co-Investment Program, ASML may issue up to an aggregate 25 percent minority equity stake to customers. The entire cash proceeds from the share issuance will be returned to ASML shareholders (not including participating customers) through a synthetic buy-back. With Intel and TSMC now committing to the Co-Investment Program, 20% equity has been committed. The remaining 5% equity holding potential is being discussed with other customers. The shares to be issued to TSMC, Intel and any other customers that participate in the Co-Investment Program will be non-voting except in exceptional circumstances.

As announced on 9 July 2012, ASML can issue new shares equivalent to 9.99% of ASML’s issued share capital to Intel as per the decisions made at ASML’s 2012 Annual General Meeting of shareholders. The issuance of further shares in the Co-Investment Program to both Intel and TSMC (and any additional customers who may participate in the Co-Investment Program) as well as the synthetic buyback are subject to shareholder approval at the extraordinary meeting of shareholders scheduled for September 7, 2012.

Further information on the Co-Investment Program, including conditions of regulatory and shareholder approval, can be found on ASML’s website at www.asml.com/egm2012 and www.asml.com/press

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether shareholder approval of the issuance of shares in excess of 10% of our share capital and the synthetic buyback at the EGM will be obtained, receipt of regulatory approvals, whether other customers will participate in the program, whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV programs described in this release and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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The securities of ASML referred to in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold absent registration or in a transaction exempt from or not subject to the registration requirements of that act.

Contacts

ASML

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

ASML

Emily Leung

Communications

emily.leung@asml.com

+852.(2162).9037

ASML

Ryan Young

Communication US

ryan.young@asml.com

+1.480.383.4733

ASML

Craig DeYoung

VP Investor Relations

craig.deyoung@asml.com

+1.480.383.4005

ASML

Rob van Vliet

Manager Investor Relations

rob.van.vliet-IR@asml.com

+31.40.268.3128